Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	September 27, 2015	September 28, 2014	September 29, 2013	September 30, 2012	September 25, 2011
Earnings:
Income before income taxes	$878	$946	$894	$752	$552

Rent expense	441	407	374	353	322
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	147	136	125	118	107
Interest expense	—	—	—	—	4
Fixed charges to add to earnings	147	136	125	118	111
Total available earnings	$1,025	$1,082	$1,019	$870	$663

Fixed charges:
Interest expense	$—	$—	$—	$—	$4
Capitalized interest	—	—	—	1	3
Total interest	—	—	—	1	7
One-third of rent expense	147	136	125	118	107
Total fixed charges	$147	$136	$125	$119	$114

Ratio of earnings to fixed charges	6.98x	7.97x	8.18x	7.33x	5.83x